UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of DryShips Inc. (the “Company”), dated December 03, 2010, DryShips Announces Proposed Private Offering of Shares by Ocean Rig UDW Inc.

Exhibit 1

DRYSHIPS ANNOUNCES PROPOSED PRIVATE OFFERING OF SHARES BY OCEAN RIG UDW INC.

ATHENS, GREECE – December 3, 2010 - DryShips Inc. (NASDAQ: DRYS) (the “Company” or “DryShips”), a global provider of marine transportation services for drybulk cargoes and off-shore contract drilling oil services, announced today that its wholly-owned subsidiary Ocean Rig UDW Inc. (“Ocean Rig”), intends to offer through a private placement, subject to market and other conditions, approximately $500 million worth of shares of Ocean Rig’s common stock (the “Shares”).  The offering will be made to Norwegian professional investors and eligible counterparties as defined in the Norwegian Securities Trading Regulation 10-2 to 10-4, to non-United States persons in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”) and in a concurrent private placement in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act.  The offering is expected to close in December 2010.

The net proceeds of the offering are expected to be used to finance the construction costs of the ultra deepwater newbuilding drillships under construction at Samsung, exercise options to build further ultra deepwater drillships and general corporate purposes. Following this transaction Dryships Inc will own approximately 78% to 80% of OceanRig UDW Inc.

The Shares have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States or to or for the benefit of U.S. persons unless so registered except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable securities laws in other jurisdictions.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Shares, nor shall there be any sale of the Shares in any jurisdiction in which such offer, solicitation or sale is unlawful. Any offer of the Shares will be made only by means of a private placement memorandum.

In the European Economic Area, with respect to any Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the “Prospectus Directive”) the information in respect of the Share offering is only addressed to and is only directed at qualified investors in that Member State within the meaning of the Prospectus Directive.

The Managers for this transaction are DnB Nor Markets, Fearnley Fonds ASA and Pareto Securities AS.

About DryShips

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers and offshore ultra deepwater drilling units that operate worldwide. As of the day of this release, DryShips owns a fleet of 39 drybulk carriers (including newbuildings), comprising 7 Capesize, 30 Panamax and 2 Supramax, with a combined deadweight tonnage of over 3.5 million tons and 6 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 4 ultra deepwater newbuilding drillships.

DryShips’s common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “DRYS.”

Visit the Company’s website at .

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements.  The U.S. Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.

Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The words “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire and drilling dayrates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more drilling rigs, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers and customer drilling programs, scheduled and unscheduled drydockings and upgrades, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: December 15, 2010	By: /s/George Economou
George Economou Chief Executive Officer